+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    Liberty Media Corporation
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    9197 South Peoria Street
    ----------------------------------------------------------------------------
                                   (Street)

    Englewood, Colorado 80112
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)               10/27/00
                                                                  --------------

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

    Liberty Satellite & Technology, Inc. (OTC BB: LSATA.OB & LSATB.OB).
    ----------------------------------------------------------------------------

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    ___ Director    ___ Officer             X 10% Owner    ___ Other
                                           ---
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group Filing (Check Applicable line)

     X   Form filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person

             Table I--Non-Derivative Securities Beneficially Owned

--------------------------------------------------------------------------------------------------
1. Title                 2. Amount of         3. Ownership Form:  4. Nature of
   of                       Securities Bene-     Direct (D) or       Indirect Bene-
   Security                 ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)               (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------------------------
 Series A common Stock     663,968                I               By liberty LSAT, Inc. a subsidiary
--------------------------------------------------------------------------------------------------
 Series A common Stock     995,953                I               By liberty LSAT II, Inc. a
                                                                  subsidiary
--------------------------------------------------------------------------------------------------
 Series A common Stock   1,790,499                I               By liberty TSAT, Inc. a subsidiary

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 Series A Common Stock     539,831                I               By Liberty TP Management, Inc.,
                                                                  an indirect subsidiary
--------------------------------------------------------------------------------------------------
 Series B Common Stock   3,322,658                I               By Liberty TP Management, Inc.,
                                                                  an indirect subsidiary
--------------------------------------------------------------------------------------------------
 Series A Cumulative       150,000                I               By Liberty LSAT II, Inc., a
 Preferred Stock                                                  subsidiary
--------------------------------------------------------------------------------------------------

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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
Series B Cumulative            03/16/           Series B Common            (1)            (1)            I         By Liberty LSAT,
Convertible Voting             2002             Stock                                                              Inc., a
Preferred Stock                                                                                                    subsidiary
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) On and after March 16, 2002, at the option of the holder, each share of Series B Preferred Stock will be convertible into 113.1145 shares of Series B Common Stock; provided that such conversion ratio is subject to adjustment in certain circumstances, including cumulation of dividends, distributions or dividends on, splits, combinations or reclassifications of, and certain issuances of shares of, the Series B Common Stock. Assuming no such adjustments, the Series B Preferred Stock held by the reporting person will be convertible into 16,967,175 shares of Series B Common Stock.

--------------------------------------------------------------------------------
                          LIBERTY MEDIA CORPORATION

                          By: /s/ Vivian J. Carr               November 6, 2000
                              -------------------------------  -----------------
                              Name:  Vivian J. Carr                Date
                              Title:  Senior Vice President

    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


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